Macquarie Group of Companies
Australia and Worldwide

Level 7
No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 4300
Internet http://www.macquarie.com.au

09046642

SUPPL

15 July 2009

United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
United States of America

SEC
Mail Processing
Section
JUL 17 2009
Washington, DC
122

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited (File Number 082-35128) documents for lodgement

Please find relevant documents for Macquarie Group Limited for lodgement to satisfy the requirements of Rule 12g3-2(b).

Yours sincerely

pp. M. Leonard

Dennis Leong
Company Secretary

7/28

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	4,368
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	2,500 @ $32.26 1,868 @ $33.11
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 July 2009

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,695,941	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,684,100	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	1,668
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	1,668 @ $34.60
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on exercise of employee options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	9 July 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,697,609	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,641,023	Options over Ordinary Shares at various exercise prices
		1,340,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,340,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 9 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Macquarie Bank Limited
ABN	46 008 583 542

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	W Richard Sheppard
Date of last notice	1 July 2009 re Macquarie Wrap Cash Account ("MWCA") units.

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	3 July 2009, 6 July 2009 and 8 July 2009
No. of securities held prior to change	32,098.88 MWCA units.
Class	MWCA units.
Number acquired	• 336.54 MWCA units acquired on 3 July 2009; • 1,180.69 MWCA units acquired on 6 July 2009; and • 7,023.57 MWCA units acquired on 8 July 2009.
Number disposed	Nil.
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.00 per MWCA unit.
No. of securities held after change	40,639.68 MWCA units.

+ See chapter 19 for defined terms.

cag_cosec_syd_prd/155057_1

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	MWCA units acquired on 3 July 2009 as a result of the net effect of interest and tax on interest. MWCA units acquired on 6 July 2009 as a result of the net effect of receipt of income and deduction of management fees. MWCA units acquired on 8 July 2009 as a result of an income distribution.

Part 2 – Change of director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

10 July 2009

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

MACQUARIE GROUP LIMITED

ABN

94 122 169 279

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully Paid Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	20,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	20,000 @ $80.30
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Shares issued on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 July 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	330,717,609	Fully Paid Ordinary Shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	50,628,476	Options over Ordinary Shares at various exercise prices
		1,320,207	Exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited, which may be exchanged into 1,320,207 fully paid Ordinary shares in Macquarie Group Limited, issued as part of the acquisition of Orion Financial Inc. ("Orion") in December 2007. As advised to ASX on 27 September 2007, there are also retention agreements in place with key former Orion employees. Under the agreements a total of 218,500 fully paid ordinary shares in Macquarie Group Limited may be allocated within the 5 year period from the date of acquisition.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Shares rank pari passu with all existing fully paid ordinary shares.

Part 2 - Bonus issue or pro rata issue

+ See chapter 19 for defined terms.

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	
20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	

+ See chapter 19 for defined terms.

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

+ See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

Number	+Class

+ See chapter 19 for defined terms.

42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 July 2009
(Assistant Company Secretary)

Print name: Nigel Donnelly

== == == == ==

Macquarie Group of Companies
Australia and Worldwide

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

13 July 2009

Company Announcements
ASX Limited

Section 259C Exemption Notice - MQG

Macquarie Life Limited (MLL) and MQ Portfolio Management Limited (MQPML), wholly owned subsidiaries of Macquarie Group Limited (Macquarie), have been granted exemption from compliance with section 259C of the Corporations Act 2001 (Cth) allowing them to invest in Macquarie shares.

The exemptions were granted by the Australian Securities and Investments Commission and are subject to certain conditions. One of these conditions is that Macquarie discloses the information below to the Australian Securities Exchange Limited on a fortnightly basis.

As at 10 July 2009, in respect of MQPML, the percentage of Macquarie voting shares:

(a) over which MQPML has the power to control voting or disposal was 0.006%; and
(b) underlying any options, derivatives and conditional agreements held by MQPML was 0%.

As at 10 July 2009, in respect of MLL, the percentage of Macquarie voting shares:

(a) over which MLL has the power to control voting or disposal was 0.014%; and
(b) underlying any options, derivatives and conditional agreements held by MLL was 0%.

Yours faithfully

Dennis Leong
Secretary

Phone: + 61 2 8232 9739
Fax: + 61 2 8232 4437
Email: Substantial.Holdings@macquarie.com

Macquarie Group Limited
ABN 94 122 169 279

No.1 Martin Place
Sydney NSW 2000
GPO Box 4294
Sydney NSW 1164
AUSTRALIA

Telephone (61 2) 8232 3333
Facsimile (61 2) 8232 7780
Internet http://www.macquarie.com.au

13 July 2009

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

MACQUARIE

Dear Sir/Madam

Macquarie Group Limited - Issued Ordinary Capital and Options Update – 1 June to 30 June 2009

Since the last notification to ASX on 16 June 2009 of the positions as at 31 May 2009:

(a) the following fully paid ordinary shares were issued at a price of $80.30 each on retraction of exchangeable shares issued by Macquarie Capital Acquisitions (Canada) Limited, a subsidiary of Macquarie Group Limited:

- 4,397 shares on 2 June 2009;

(b) on 5 June 2009 and 26 June 2009, a total of 25,150,773 shares were issued at a price of $26.60 pursuant to the Macquarie Group Limited Share Purchase Plan;

(c) on 26 June 2009, 27,391 shares were issued at a price of $33.49 pursuant to the Macquarie Group Limited Staff Share Acquisition Plan; and

(d) since the last notification to ASX on 16 June 2009 of the positions as at 31 May 2009, the following options have been exercised (converting into one newly issued fully paid share per option):
- 8,334 options exercisable at $33.84 each and expiring on 8 June 2009 (MQG0264);
- 9,170 options exercisable at $34.27 each and expiring on 22 June 2009 (MQG0265);
- 1,668 options exercisable at $33.58 each and expiring on 8 July 2009 (MQG0266);
- 168,479 options exercisable at $33.11 each and expiring on 22 July 2009 (MQG0267);

- 332,813 options exercisable at $32.75 each and expiring on 9 August 2009 (MQG0268);
- 325,511 options exercisable at $32.26 each and expiring on 23 August 2009 (MQG0269);
- 14,104 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 4,168 options exercisable at $35.28 each and expiring on 22 September 2009 (MQG0272);
- 22,800 options exercisable at $32.75 each and expiring on 8 November 2009 (MQG0276);
- 11,667 options exercisable at $33.11 each and expiring on 8 November 2009 (MQG0277);
- 35,000 options exercisable at $32.75 each and expiring on 22 November 2009 (MQG0279); and
- 5,724 options exercisable at $32.39 each and expiring on 22 October 2013 (MQG0417).

Therefore, as at 30 June 2009 the number of issued fully paid ordinary $1.00 shares was 329,917,316.

Since the last notification to ASX on 16 June 2009 of the positions as at 31 May 2009, the following issue of new options has been processed between 1 June 2009 and 30 June 2009:

- 5,000 options exercisable at $23.17 each and expiring on 23 March 2014 (MQG0427);
- 3,000 options exercisable at $36.87 each and expiring 9 June 2014 (MQG0431); and
- 21,000 options exercisable at $37.17 each and expiring on 22 June 2014 (MQG0432).

Since the last notification to ASX on 16 June 2009 of the positions as at 31 May 2009, the following lapses of unexercised options have been processed between 1 June 2009 and 30 June 2009:

- 2,334 options exercisable at $34.60 each and expiring on 8 September 2009 (MQG0271);
- 968 options exercisable at $40.81 each and expiring on 8 November 2009 (MQG0275);
- 3,334 options exercisable at $41.72 each and expiring on 22 November 2009 (MQG0278);
- 5,000 options exercisable at $47.28 each and expiring on 10 January 2010 (MQG0285);
- 5,000 options exercisable at $49.47 each and expiring on 8 February 2010 (MQG0289);
- 3,334 options exercisable at $45.14 each and expiring on 22 April 2010

(MQG0295);

- 240,762 options exercisable at $63.34 each and expiring on 1 August 2010 (MQG0305);
- 9,920 options exercisable at $67.85 each and expiring on 22 September 2010 (MQG0313);
- 13,279 options exercisable at $70.56 each and expiring on 10 October 2010 (MQG0317);
- 1,512 options exercisable at $66.92 each and expiring on 8 November 2010 (MQG0319);
- 8,522 options exercisable at $67.85 each and expiring on 9 January 2011 (MQG0323);
- 18,751 options exercisable at $63.09 each and expiring on 8 February 2011 (MQG0325);
- 7,325 options exercisable at $70.21 each and expiring on 8 May 2011 (MQG0333);
- 2,409 options exercisable at $66.83 each and expiring on 22 May 2011 (MQG0334);
- 3,488 options exercisable at $65.12 each and expiring on 8 June 2011 (MQG0335);
- 6,345 options exercisable at $68.03 each and expiring on 10 July 2011 (MQG0337);
- 245,482 options exercisable at $61.79 each and expiring on 1 August 2011 (MQG0339);
- 5,896 options exercisable at $61.79 each and expiring on 8 August 2011 (MQG0340);
- 2,102 options exercisable at $60.99 each and expiring on 8 August 2011 (MQG0341);
- 8,344 options exercisable at $61.03 each and expiring on 22 August 2011 (MQG0343);
- 5,714 options exercisable at $64.43 each and expiring on 8 September 2011 (MQG0345);
- 1,395 options exercisable at $61.79 each and expiring on 9 October 2011 (MQG0348);
- 6,626 options exercisable at $69.47 each and expiring on 9 October 2011 (MQG0349);
- 1,820 options exercisable at $72.17 each and expiring on 23 October 2011 (MQG0352);
- 4,538 options exercisable at $73.31 each and expiring on 8 November 2011 (MQG0353);
- 1,768 options exercisable at $71.92 each and expiring on 8 December 2011 (MQG0356);

- 19,998 options exercisable at $78.24 each and expiring on 8 January 2012 (MQG0358);
- 2,667 options exercisable at $82.57 each and expiring on 8 February 2012 (MQG0360);
- 872 options exercisable at $83.55 each and expiring on 22 February 2012 (MQG0361);
- 129 options exercisable at $87.73 each and expiring on 23 April 2012 (MQG0367);
- 4,206 options exercisable at $89.76 each and expiring on 8 May 2012 (MQG0371);
- 4,000 options exercisable at $90.83 each and expiring on 23 July 2012 (MQG0377);
- 90,804 options exercisable at $71.41 each and expiring on 15 August 2012 (MQG0379);
- 11,000 options exercisable at $71.41 each and expiring on 10 September 2012 (MQG0382);
- 11,000 options exercisable at $76.69 each and expiring on 24 September 2012 (MQG0385);
- 250 options exercisable at $79.38 and expiring on 10 December 2012 (MQG0390);
- 4,000 options exercisable at $72.27 and expiring on 8 January 2013 (MQG0392);
- 11,635 options exercisable at $64.40 and expiring on 22 January 2013 (MQG0393);
- 949 options exercisable at $47.79 and expiring on 10 March 2013 (MQG0396);
- 452 options exercisable at $59.16 and expiring on 22 April 2013 (MQG0399);
- 3,000 options exercisable at $48.78 each and expiring on 23 June 2013 (MQG0403);
- 10,000 options exercisable at $47.29 and expiring on 22 July 2013 (MQG0405);
- 2,788 options exercisable at $51.01 and expiring on 8 August 2013 (MQG0406);
- 115,302 options exercisable at $53.91 each and expiring on 15 August 2013 (MQG0407);
- 10,193 options exercisable at $53.91 each and expiring on 8 September 2013 (MQG0410);
- 8,000 options exercisable at $45.35 and expiring on 8 September 2013 (MQG0411);
- 2,055 options exercisable at $53.91 and expiring on 22 September 2013

(MQG0412);

- 4,231 options exercisable at $33.49 and expiring on 22 September 2013 (MQG0413);
- 5,625 options exercisable at $53.91 and expiring on 8 October 2013 (MQG0414);
- 219 options exercisable at $36.20 and expiring on 8 October 2013 (MQG0415); and
- 1,500 options exercisable at $53.91 each and expiring on 22 October 2013 (MQG0416).

The number of options on issue at 30 June 2009 was 50,402,325 all exercisable into one share per option.

Yours faithfully

Nigel Donnelly
Assistant Company Secretary

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 June 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0266	13,334	$33.58	08/07/2009
MQG0267	249,782	$33.11	22/07/2009
MQG0268	701,571	$32.75	09/08/2009
MQG0269	543,985	$32.26	23/08/2009
MQG0270	1,668	$30.67	23/08/2009
MQG0271	309,556	$34.60	08/09/2009
MQG0272	63,778	$35.28	22/09/2009
MQG0273	79,812	$36.99	08/10/2009
MQG0274	24,867	$39.64	22/10/2009
MQG0275	44,020	$40.81	08/11/2009
MQG0276	22,400	$32.75	08/11/2009
MQG0278	23,586	$41.72	22/11/2009
MQG0279	46,835	$32.75	22/11/2009
MQG0280	27,760	$44.88	08/12/2009
MQG0281	4,900	$34.60	08/12/2009
MQG0283	26,668	$45.15	22/12/2009
MQG0284	8,334	$46.97	10/01/2010
MQG0285	5,000	$47.28	10/01/2010
MQG0286	5,000	$48.68	24/01/2010
MQG0288	55,975	$49.31	08/02/2010
MQG0289	3,336	$49.47	08/02/2010
MQG0291	50,620	$49.16	22/02/2010
MQG0292	22,502	$49.51	08/03/2010
MQG0293	21,668	$49.57	22/03/2010
MQG0294	38,336	$47.82	08/04/2010
MQG0295	39,877	$45.14	22/04/2010
MQG0296	22,162	$49.31	08/04/2010
MQG0297	22,500	$45.89	09/05/2010
MQG0298	15,068	$49.18	23/05/2010
MQG0300	45,835	$54.24	08/06/2010
MQG0301	31,668	$58.02	22/06/2010
MQG0302	8,334	$49.18	22/06/2010
MQG0303	35,979	$60.41	08/07/2010
MQG0304	13,524	$63.42	22/07/2010
MQG0305	6,888,417	$63.34	01/08/2010
MQG0306	17,658	$62.13	08/08/2010
MQG0307	30,834	$63.34	08/08/2010
MQG0308	55,431	$63.33	22/08/2010
MQG0309	40,366	$65.72	08/09/2010
MQG0310	6,707	$63.34	08/09/2010
MQG0312	1,668	$35.28	22/09/2009
MQG0313	17,024	$67.85	22/09/2010
MQG0314	680	$63.34	22/09/2010
MQG0316	11,167	$63.34	10/10/2010
MQG0317	47,691	$70.56	10/10/2010

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 June 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0318	41,333	$64.16	24/10/2010
MQG0319	45,252	$66.92	08/11/2010
MQG0320	53,841	$70.60	22/11/2010
MQG0321	52,125	$68.24	08/12/2010
MQG0322	23,667	$68.36	22/12/2010
MQG0323	17,394	$67.85	09/01/2011
MQG0324	25,151	$70.47	23/01/2011
MQG0325	61,478	$63.09	08/02/2011
MQG0327	20,371	$61.33	22/02/2011
MQG0328	58,334	$60.35	08/03/2011
MQG0329	17,473	$61.91	22/03/2011
MQG0330	70,168	$68.01	10/04/2011
MQG0331	23,406	$68.83	24/04/2011
MQG0332	2,500	$32.75	09/08/2009
MQG0333	66,524	$70.21	08/05/2011
MQG0334	15,000	$66.83	22/05/2011
MQG0335	18,099	$65.12	08/06/2011
MQG0336	71,000	$65.95	22/06/2011
MQG0337	10,310	$68.03	10/07/2011
MQG0338	24,665	$62.75	22/07/2011
MQG0339	8,736,758	$61.79	01/08/2011
MQG0340	23,167	$61.79	08/08/2011
MQG0341	70,400	$60.99	08/08/2011
MQG0342	16,985	$61.79	22/08/2011
MQG0343	59,435	$61.03	22/08/2011
MQG0344	4,000	$61.79	08/09/2011
MQG0345	164,286	$64.43	08/09/2011
MQG0346	2,000	$61.79	22/09/2011
MQG0347	35,000	$65.96	22/09/2011
MQG0348	3,060	$61.79	09/10/2011
MQG0349	77,666	$69.47	09/10/2011
MQG0350	4,000	$64.43	09/10/2011
MQG0351	11,000	$64.43	23/10/2011
MQG0352	31,333	$72.17	23/10/2011
MQG0353	56,248	$73.31	08/11/2011
MQG0354	35,390	$73.31	20/11/2011
MQG0355	15,916	$74.11	22/11/2011
MQG0356	18,565	$71.92	08/12/2011
MQG0357	52,330	$75.57	22/12/2011
MQG0358	13,333	$78.24	08/01/2012
MQG0359	61,000	$79.33	22/01/2012
MQG0360	38,971	$82.57	08/02/2012
MQG0361	10,150	$83.55	22/02/2012
MQG0362	32,061	$80.01	08/03/2012
MQG0363	72,000	$80.04	22/03/2012

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 June 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0364	4,000	$60.99	22/03/2012
MQG0365	12,500	$47.82	23/05/2010
MQG0366	35,641	$85.30	10/04/2012
MQG0367	214,847	$87.73	23/04/2012
MQG0368	1,666	$60.41	08/07/2010
MQG0369	5,000	$63.42	22/07/2010
MQG0370	4,000	$70.60	22/11/2010
MQG0371	81,853	$89.76	08/05/2012
MQG0372	89,318	$94.48	22/05/2012
MQG0373	4,000	$80.04	08/06/2012
MQG0374	56,600	$87.77	08/06/2012
MQG0375	31,000	$91.30	22/06/2012
MQG0376	84,498	$87.18	09/07/2012
MQG0377	50,737	$90.83	23/07/2012
MQG0378	42,999	$73.86	08/08/2012
MQG0379	9,352,068	$71.41	15/08/2012
MQG0380	52,342	$71.41	22/08/2012
MQG0381	60,000	$68.06	22/08/2012
MQG0382	78,543	$71.41	10/09/2012
MQG0383	116,441	$71.49	10/09/2012
MQG0384	1,000	$71.41	24/09/2012
MQG0385	107,498	$76.69	24/09/2012
MQG0386	2,000	$71.41	08/10/2012
MQG0387	63,000	$86.34	08/10/2012
MQG0388	69,012	$82.37	22/10/2012
MQG0389	41,256	$77.55	22/11/2012
MQG0390	350,129	$79.38	10/12/2012
MQG0391	51,608	$74.30	24/12/2012
MQG0392	54,556	$72.27	08/01/2013
MQG0393	133,365	$64.40	22/01/2013
MQG0394	170,960	$63.74	08/02/2013
MQG0395	44,316	$54.69	22/02/2013
MQG0396	74,896	$47.79	10/03/2013
MQG0397	68,538	$51.34	25/03/2013
MQG0398	145,897	$56.79	08/04/2013
MQG0399	47,069	$59.16	22/04/2013
MQG0400	113,400	$63.09	08/05/2013
MQG0401	51,000	$59.58	22/05/2013
MQG0402	80,669	$52.89	10/06/2013
MQG0403	28,000	$48.78	23/06/2013
MQG0404	50,471	$47.29	08/07/2013
MQG0405	53,435	$47.29	22/07/2013
MQG0406	53,212	$51.01	08/08/2013
MQG0407	16,241,653	$53.91	15/08/2013
MQG0408	94,323	$53.91	22/08/2013

ATTACHMENT 1

Listing of Macquarie Group Limited Options

As at 30 June 2009

MQG Code	Number	Exercise Price	Expiry Date
MQG0409	124,409	$48.61	22/08/2013
MQG0410	33,261	$53.91	08/09/2013
MQG0411	153,000	$45.35	08/09/2013
MQG0412	116,716	$53.91	22/09/2013
MQG0413	152,769	$33.49	22/09/2013
MQG0414	89,718	$53.91	08/10/2013
MQG0415	116,425	$36.20	08/10/2013
MQG0416	162,029	$53.91	22/10/2013
MQG0417	71,654	$32.39	22/10/2013
MQG0418	85,000	$31.99	10/11/2013
MQG0419	45,000	$25.39	24/11/2013
MQG0420	63,000	$28.48	08/12/2013
MQG0421	45,000	$27.78	22/12/2013
MQG0422	69,000	$31.73	08/01/2014
MQG0423	35,000	$26.66	22/01/2014
MQG0424	28,000	$23.84	09/02/2014
MQG0425	11,000	$21.24	23/02/2014
MQG0426	35,000	$17.10	09/03/2014
MQG0427	21,000	$23.17	23/03/2014
MQG0428	134,000	$29.41	08/04/2014
MQG0429	66,000	$30.89	22/04/2014
MQG0430	41,000	$34.02	08/05/2014
MQG0431	3,000	$36.87	09/06/2014
MQG0432	21,000	$37.17	22/06/2014
	50,402,325		